November 5, 2024

John D. Kelly
Executive Vice President, Chief Financial Officer and Treasurer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, Illinois 60607

       Re: Huron Consulting Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-50976
Dear John D. Kelly:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services